UNITED STATES



22004544

FORM X-17A-5

PART III

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SEC FILE NUMBER
8-51512

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Fredericks Michael Securities Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__430 Park Avenue__
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Boyar	917-696-0316	kbcpa1@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Katz, Sapper & Miller LLP__
(Name – if individual, state last, first, and middle name)

7 Penn Plaza- Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

11/13/06	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kenneth Boyar _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Fredericks Michael Securities Inc._____, as of ___December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
FINOP, CCO

JOHNATHAN URUCHIMA
NOTARY PUBLIC STATE OF NEW YORK
NO. 01UR6381271
Qualified in the County of New York
Commission Expires October 1, 2022

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

FREDERICKS MICHAEL SECURITIES, INC.

TABLE OF CONTENTS





Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Fredericks Michael Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fredericks Michael Securities, Inc. as of December 31, 2021, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fredericks Michael Securities, Inc.'s management. Our responsibility is to express an opinion on Fredericks Michael Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fredericks Michael Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1

Supplemental Information

The accompanying information contained in the schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Fredericks Michael Securities, Inc.'s financial statements. The supplemental information is the responsibility of Fredericks Michael Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the accompanying information contained in the schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Aspen & Miller, LLP

We have served as Fredericks Michael Securities, Inc's auditor since 2020.

New York, New York
February 22, 2022

2

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Current Assets:

Cash	$	73,419
Due from Related Party		146,062
Prepaid Expenses		607
Total Current Assets		220,088

Property and Equipment - Net — -

Total Assets	$	220,088

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$	65,536
Income Taxes Payable		2,700
Total Current Liabilities		68,236

Stockholders' Equity:

Common Stock - ($1 Par Value, 200 Shares Authorized 100 Shares Issued and 87 shares Outstanding)	100
Additional Paid-In Capital	82,500
Retained Earnings	72,831
Subtotal	155,431
Less: Treasury Stock	(3,579)
Total Stockholders' Equity	151,852

Total Liabilities and Stockholders' Equity	$	220,088

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue:		
Advisory Income	$	270,302
Operating Expenses		
Facilities Charge		40,728
Accounting Fees		46,650
Consulting Fees		78,364
Regulatory Fees		8,933
Travel and Entertainment		21,070
Office and Other Operating Expenses		2,814
Total Operating Expenses		198,559
Net Income From Operations		71,743
Income Tax Expense		2,700
Net Income	$	69,043

The accompanying notes are an integral part of the financial statements.

- 4 -

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2021	$ 100	$ 82,500	$ -	$ 3,788	$ 86,388
Net Income				$ 69,043	$ 69,043
Treasury Stock acquired, 13 shares			$ (3,579)		$ (3,579)
Balance at December 31, 2021	$ 100	$ 82,500	$ (3,579)	$ 72,831	$ 151,852

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows From Operating Activities:

Net Income	$	69,043
Adjustments To Reconcile Net IncomeTo Net Cash		
Provided by Operating Activities:		
(Increase) or Decrease in Current Assets:		
Due from Related Party		(66,955)
Prepaid Expenses		(607)
Increase or (Decrease) in Current Liabilities:		
Accounts Payable and Accrued Expenses		38,286
Income Taxes Payable		2,700
Net Cash Provided by Operating Activities		42,467

Cash Flows From Financing Activities:

Purchase of Treasury Stock		(3,579)
Net Increase in Cash		38,888
Cash at Beginning of Year		34,531
Cash at End of Year	$	73,419

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Fredericks Michael Securities, Inc. (The "Company") is a privately held New York Corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchange Commission (The "SEC") for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Fredericks Michael & Co. Inc (FM-Co) an affiliate that owns 49% of the Company provides mergers and acquisition advisory, capital raising, and restructuring. When the transactions involve their client's potential buy or sell of shares, FM-Co will engage the services of the Company (see Note 3). The Company, for the year ended December 31, 2021, had Advisory Income, and operations resulted in net profit. However, FM-Co, in addition to utilizing the Company for certain transactions has the intent and ability to fund any future losses.

B) Basis of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

C) Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") in a prior year. The ASC 606 revenue recognition guidance, which has been amended and clarified several times, requires that an entity recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

7

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

C) Revenue Recognition (continued)

The Company's principal source of revenue is derived from contingent advisory fee assignments which was historically recognized when the transaction was successfully consummated. Pursuant to ASC 606, each distinct service on these assignments is considered a performance obligation. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist, and performance obligations are met. If more than one performance obligation exists, the fees earned are allocated to each distinct performance obligation and revenue is recognized when each performance obligation is met.

Expenses are recorded when incurred except in the case of contingent advisory fee assignments, when these reimbursable expenses are recorded when the fee is recognized as earned. Any costs to obtain the client contracts are immaterial. The Company is generally deemed to control the services; accordingly, it presents the revenues gross of the associated third-party costs. The Company evaluates its incremental contract costs related to revenue to determine if such costs are period costs or are capitalized costs.

D) Income Taxes

The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

Deferred taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. The Company had NOL's in the amount of $64,030 arising from a loss in the year ended December 31, 2020, which were utilized in the year ended December 31, 2021.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior to 2018.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

D) Income Taxes (continued)

The Company follows the guidance of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2021, the Company has no material uncertain tax positions to be accounted for in the financial statement under this guidance. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred tax assets and liabilities are recognized based upon the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using enacted rates in the years in which those temporary differences are expected to reverse.

E) Property, Equipment and Depreciation

Property, and Equipment is recorded at cost.

Depreciation is provided using various methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

(continued)

F) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 (as amended).

G) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period of the financial statements. Actual results could differ from those estimates. Estimates are based on past experience and other assumptions that management believes are reasonable under the circumstances, and management evaluates these estimates on an ongoing basis.

H) Subsequent Events

The Company has performed an evaluation of subsequent events through February 22, 2022, which is the date the financial statements were available to be issued, noting no events which affected the financial statements as of December 31, 2021.

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

(continued)

NOTE 2 – CONCENTRATIONS OF CREDIT RISK

All the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2021 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2021, there were no uninsured amounts.

NOTE 3 - RELATED PARTY TRANSACTIONS WITH A SHAREHOLDER

The amount due from the related party, $146,062 at December 31, 2021 is pursuant to an Income and Cost Sharing agreement whereby the Company participates in advisory services with FM-Co. The agreement expires December 31, 2022 and is subject to renewal.

For the year ended December 31, 2021, forty-eight percent (48%) of the Company's advisory income ($270,302) was originated from FM-Co. The facilities charges in the accompanying statement of operations, in the amount of $40,728, is regarding such cost sharing agreement with FM-Co. This fee compensates FM-Co for the Company's use of certain facilities and talent of FM-Co.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2021 is summarized as follows:

		Estimated Useful Life
Office Furniture	$ 37,469	5 Years
Computer and Office Equipment	9,947	1- 3 Years
Total Property and Equipment	47,416	
Less: Accumulated Depreciation	(47,416)	
Net Property and Equipment	$ -	

As property and equipment is fully depreciated, no depreciation expense was recorded for the year ended December 31, 2021.

NOTE 5 – PROVISION FOR (RECOVERY OF) INCOME TAXES

For the year ending December 31, 2021, the Net Income Tax Payable consists of the following:
Current:

Federal Corporation Tax	$	1,700
New York State Franchise Tax		500
New York City Corporation Income Tax		500
Income Tax Expense	$	2,700

There are no deferred tax assets or liabilities as of December 31, 2021.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the minimum net capital requirement was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness. At December 31, 2021, the Company had a net capital of $5,183 which was $183 above the required net capital of $5,000. The Company's net capital ratio was 13.17 to 1.

NOTE 7 – COVID-19

On January 30, 2020, the World Health Organization declared a global health emergency over the novel coronavirus known as COVID-19. The Company has been monitoring the evolving situation closely and is taking action to mitigate the impact of the health emergency. As of the date of this report, the Company has not experienced any health-related issues with its staff.

SUPPLEMENTAL INFORMATION

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE I

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2021

Net Capital
Total stockholders' equity as of December 31, 2021	$ 151,852
Deduct: stockholders' equity not allowable for net capital	-
Total stockholders' equity qualifying for net capital	151,852
Add: subordinated borrowings allowable in computation	-

Total capital and allowable subordinated borrowings — 151,852

Deductions and/or changes:
Non-allowable assets:
Due from related party	146,062
Prepaid Expenses	607

Total deductions and/or changes: 146,669

Net Capital before haircuts on securities positions — 5,183

Haircuts on securities — -

Net Capital — $ 5,183

Aggregate indebtedness
Items included in statements of financial conditions:
Account payable and accrued expenses	$ 65,536
Income Taxes Payable	2,700
Total Aggregate Indebtedness	68,236

Minimum net capital required — $ 5,000

Excess net capital — $ 183

*Excess (deficient) net capital of the greater of 10 percent of total aggregate
Indebtness or 120 percent of minimum net capital required* — $ (1,640)

Ratio of aggregate indebtedness to net capital — 13.17

Reconciliation with Company's computation of (included in
Part II of Form X-17A-5 as of December 31, 2021):
Net capital, as reported in Company's Part II (un-audited)
FOCUS report — $ 5,183
Net audit adjustments resulting in increased capital — -

Net Capital per above — $ 5,183

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

SCHEDULE III

**INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001



Report of Independent Registered Public Accounting Firm
on the Exemption Report

To the Board of Directors
of Fredericks Michael Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Fredericks Michael Securities, Inc. identified the following: Fredericks Michael Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240. 15c3-3, and (2) Fredericks Michael Securities, Inc. is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Fredericks Michael Securities, Inc. limits its business activities exclusively to: (1) providing advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities; and Fredericks Michael Securities, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers nor, did Fredericks Michael Securities, Inc. carry accounts of or for customers. In accordance with the SEC FAQ update of July 1, 2020, Fredericks Michael Securities, Inc. is further relying on Footnote 74 as it did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Fredericks Michael Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fredericks Michael Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions

Katz, Sapper & Miller, LLP

New York, New York
February 22, 2022

FREDERICKS MICHAEL SECURITIES INC.
430 PARK AVENUE
NEW YORK, NY 10022

Fredericks Michael Securities Inc.
Exemption Report

Fredericks Michael Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. The Company did not directly or indirectly receive, hold, or otherwise own funds or securities for or to customers nor did the Company carry accounts of or for customers.

(3) In accordance with the SEC FAQ update of July 1, 2020, the Company is further relying on Footnote 74 as it does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Fredericks Michael Securities Inc.

I, Kenneth Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth Boyar

Kenneth Boyar
Title: CCO, FINOP
February 22, 2022